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CUSIP NO. 74838J 10 1       13G           Page 1 of  8 Pages





                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          ____________


                          SCHEDULE 13G
                         (Rule 13d-102)

                      Information Statement
                Pursuant to Rules 13d-1 and 13d-2
            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)


                       Quidel Corporation
                        (Name of Issuer)

                  Common Stock, $.001 par value
                 (Title of Class of Securities)

                           74838J 10 1
                         (CUSIP Number)

                        February 13, 1999
     (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          __   Rule 13d-1(b)
          __   Rule 13d-(c)
           x   Rule 13d-1(d)


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1.   NAMES OF REPORTING PERSONS    J.P. Morgan & Co. Incorporated
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
13-2625764

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
                                                            (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE ORGANIZATION  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
     5.   SOLE VOTING POWER        0 SHARES

     6.   SHARED VOTING POWER      1,658,254 SHARES

     7.   SOLE DISPOSITIVE POWER        0 SHARES

     8.   SHARED DISPOSITIVE POWER 1,658,254 SHARES


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,658,254 SHARES

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.98%

12.  TYPE OF REPORTING PERSON*
     HC




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1.   NAMES OF REPORTING PERSONS    J.P. Morgan Capital
     Corporation
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     13-3610583

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                     (a)
                     (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE ORGANIZATION  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     5.   SOLE VOTING POWER        0 SHARES

     6.   SHARED VOTING POWER      1,658,254 SHARES

     7.   SOLE DISPOSITIVE POWER        0 SHARES

     8.   SHARED DISPOSITIVE POWER 1,658,254 SHARES


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,658,254 SHARES

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.98%

12.  TYPE OF REPORTING PERSON*
     CO


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1.   NAMES OF REPORTING PERSONS    J.P. Morgan Investment
     Corporation
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
     51-0304608

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a)
                    (b)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE ORGANIZATION  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     5.   SOLE VOTING POWER        0 SHARES

     6.   SHARED VOTING POWER      1,658,254 SHARES

     7.   SOLE DISPOSITIVE POWER        0 SHARES

     8.   SHARED DISPOSITIVE POWER 1,658,254 SHARES


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,658,254 SHARES

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     6.98%

12.  TYPE OF REPORTING PERSON*
     CO



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Item 1 (a).    Name of Issuer:

          Quidel Corporation

Item 1 (b).    Address of Issuer's Principal Executive Offices:

          10165 McKellar Court
          San Diego, CA 92121

Item 2 (a).    Name of Person Filing:

          J.P. Morgan & Co. Incorporated, J.P. Morgan Capital
          Corporation, J.P. Morgan Investment Corporation

Item 2 (b).    Address of Principal Business Office or, if None,
Residence:

          60 Wall Street
          New York, NY 10260-0060

Item 2(c).     Citizenship:

          Delaware

Item 2(d) Title of Class of Securities:
          Common Stock

Item 2 (e).    CUSIP Number:

          74838J 10 1

Item 3.     If this statement is filed pursuant to Rules 13d-
       1(b), or 13d-2(b), check whether the     person filing is
       a:

  (a)  Broker or dealer registered under Section 15 of the Act.

  (b)       Bank as defined in Section 3 (a) (6) of the Act.

  (c)  Insurance Company as defined in Section 3 (a) (19) of the
  Act.

  (d)  Investment Company registered under Section 8 of the
  Investment Company Act.

  (e)  Investment Adviser registered under Section 203 of the
  Investment Advisers Act of 1940.

  (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
          Security Act of 1974 or Endowment Fund; see 13d-1 (b)
          (1) (ii) (F),

  (g) x     Parent Holding Company, in accordance with Rule 13d-1
  (b) (ii) (G);

  (h)  Group, in accordance with Rule 13d-1 (b) (1) (ii) (H).


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Item 4.     Ownership.

   If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is aright to acquire.

  (a)  Amount beneficially owned:

     1,658,254

  (b)  Percent of class:

     6.98%

  (c)  Number of shares as to which such person has:

  (i)  Sole power to vote or to direct the vote     0 Shares,

  (ii) Share power to vote or to direct the vote    1,658,254
  Shares.

  (iii) Sole power to dispose or to direct the disposition of 0 Shares,

  (iv) Shared power to dispose or to direct the disposition of 1,658,254 Shares,

       Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule
  13d-3 (d) (1).

Item 5.  Ownership of Five Percent or Less of a Class.

\   If this statement is being filed to report the fact that as of the date hereof the reporting person has cased to be the
beneficial owner of more than five percent of the class of
securities, check the following
[   ].

  Instruction.   Dissolution of a group requires response to this
  item.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

     Not Applicable

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security
      Being Reported on by the Parent Holding Company.

     See Exhibit 1

Item 8.  Identification and Classification of Members of the
Group.

     Not Applicable


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Item 9.  Notice of Dissolution of Group.

Not Applicable

Item 10.  Certification.

     Not Applicable

AFTER REASONABLE INQUIRY AND TO THE BEST OF EACH OF THE UNDERSIGNED'S KNOWLEDGE AND BELIEF, EACH OF THE UNDERSIGNED CERTIFY THAT THE INFORMA-TION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.


                              J.P. MORGAN & CO. INCORPORATED

                              By:  /s/  Travis F. Epes
                              Title:    Managing Director and
                                     Assistant General Counsel

                              J.P. MORGAN INVESTMENT CORPORATION

                              By:  /s/  J. Edmund Colloton
                              Title:    Vice-President

                              J.P. MORGAN CAPITAL CORPORATION

                              By:  /s/  J. Edmund Colloton
                              Title:    Vice-President



                                             EXHIBIT 1


     The shares of Quidel Corporation reported herein are directly held by J.P. Morgan Investment Corporation, a directly held subsidiary of J.P. Morgan Capital Corporation, which is a directly held subsidiary of J.P. Morgan & Co. Incorporated.

     The undersigned hereby consent and agree to the joint filing on behalf of each of them of this Amendment No. 1 to Schedule
13G.

Date:  February 13, 1999
                              J.P. MORGAN & CO. INCORPORATED

                              By:  /s/  Travis F. Epes
                              Title:    Managing Director and
                                     Assistant General Counsel

                              J.P. MORGAN INVESTMENT CORPORATION

                              By:  /s/  J. Edmund Colloton
                              Title:    Vice-President

                              J.P. MORGAN CAPITAL CORPORATION

                              By:  /s/  J. Edmund Colloton
                              Title:    Vice-President